SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

SAVVIS, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

3.0% Convertible Senior Notes due May 15, 2012

(Title of Class of Securities)

805423AA8

(CUSIP Number of Class of Securities)

Stacey W. Goff

c/o CenturyLink, Inc.

100 CenturyLink Drive

Monroe, Louisiana 71203

(318) 388-9000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copy to:

Kenneth J. Najder

Jones, Walker, Waechter, Poitevent, Carrère & Denègre, L.L.P.

201 St. Charles Avenue

Suite 5100

New Orleans, Louisiana 70170-5100

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$3,133,000	$364

*	For the purpose of calculating the filing fee only, this amount represents the maximum aggregate purchase price payable in connection with a repurchase of the 3% Convertible Senior Notes due May 15, 2012 (the “Notes”) upon a Change in Control of Savvis, Inc., pursuant to the indenture governing the Notes, calculated as the sum of (a) $3,106,000, representing 100% of the aggregate principal amount of the Notes outstanding, plus (b) $27,000, representing accrued and unpaid interest on the Notes to, but not including, August 29, 2011.

**	The Amount of Filing Fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $116.10 for each $1,000,000 of the value of the transaction.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $364	Filing Party: SAVVIS, Inc.
Form or Registration No.: Schedule TO-I	Date Filed: July 28, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:     ☑

INTRODUCTORY STATEMENT

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”) originally filed by SAVVIS, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on July 28, 2011, with respect to the right of each holder of the Notes (the “Repurchase Right”) to require the Company to repurchase for cash any and all of the Notes at a price of $1,000 per $1,000 in principal amount tendered, plus accrued and unpaid interest to, but excluding, the repurchase date, pursuant to the terms and conditions of the Indenture, the Notes and the Notice of Change in Control and Offer to Purchase, dated July 28, 2011 (as it may be amended and supplemented from time to time, the “Offer to Purchase”), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(A).

This Amendment No. 1 is being filed to satisfy the disclosure requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended. Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings given to them in the Schedule TO and the Offer to Purchase.

Only those items amended are reported in this Amendment No. 1. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 1 does not modify any of the information previously reported on Schedule TO. You should read this Amendment No. 1 together with the Schedule TO and the Offer to Purchase.

Items 1, 4 and 11. Summary Term Sheet; Terms of the Transaction; Additional Information.

Items 1, 4 and 11 of the Schedule TO and the pertinent sections of the Offer to Purchase referred to in such Items are hereby amended and supplemented by the following information:

The Repurchase Right expired at 5:00 p.m., New York City time, on August 26, 2011, which we refer to as the Expiration Date. The Company has been advised by the Trustee, Paying Agent and Conversion Agent that, pursuant to the terms of the Repurchase Right, Notes with an aggregate principal amount of $1,125,000 were validly tendered and not validly withdrawn prior to the Expiration Date. All validly tendered Notes have been accepted for purchase in accordance with the terms of the Repurchase Right. The aggregate consideration (including accrued and unpaid interest) for the accepted Notes of approximately $1,162,176 will be delivered promptly by the Depositary to the tendering holders. After the purchases effected pursuant to the Repurchase Right, approximately $1,954,000 aggregate principal amount of the Notes remain outstanding.

Item 12. Exhibits.

The Exhibit Index attached to this Amendment No. 1 is incorporated herein by reference.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 29, 2011

SAVVIS, INC.

By:	/s/ James L. Butler
Name: James L. Butler
Title: Vice President, Assistant General Counsel and Assistant Secretary

Exhibit Index

(a)(1)(A)*	Notice of Change in Control and Offer to Purchase, dated July 28, 2011.

(a)(1)(B)*	Press release, dated July 28, 2011.

(b)	Not applicable.

(d)(1)	Indenture, dated as of May 9, 2007, between Savvis, Inc. and The Bank of New York, as trustee, and a description of the material terms thereof, are hereby incorporated by reference from the Company’s Current Report on Form 8-K, filed on May 10, 2007 and Exhibit 4.1 attached thereto.

(d)(2)*	First Supplemental Indenture, dated as of July 27, 2011, among Savvis, Inc., CenturyLink, Inc. and The Bank of New York Mellon, as trustee.

(d)(3)	Agreement and Plan of Merger, dated April 26, 2011, by and among CenturyLink, Inc., Mimi Acquisition Company and Savvis, Inc., and a description of the material terms thereof, are hereby incorporated by reference from the Company’s Current Report on Form 8-K, filed on April 28, 2011 and Exhibit 2.1 attached thereto.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.